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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        GRAPHIC PACKAGING HOLDING COMPANY
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   388689 101
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                                 (CUSIP Number)

                             Raphael M. Russo, Esq.
                            Ariel J. Deckelbaum, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3701
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 10, 2008
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 388689 101

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  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     EXOR Group S.A.
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS*

     OO
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                                                                            [_]
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  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     LUXEMBOURG
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  NUMBER OF          7     SOLE VOTING POWER

    SHARES                 0 Shares
                  --------------------------------------------------------------
 BENEFICIALLY        8     SHARED VOTING POWER

   OWNED BY                34,222,500 Shares (see Item 5)
                  --------------------------------------------------------------
     EACH            9     SOLE DISPOSITIVE POWER

  REPORTING                0 Shares
                  --------------------------------------------------------------
    PERSON          10     SHARED DISPOSITIVE POWER

     WITH                  34,222,500 Shares (see Item 5)
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,222,500 Shares (see Item 5)

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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.1% (1)
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 14  TYPE OF REPORTING PERSON*

     CO
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(1)  Based on 340,425,441 shares outstanding as of the close of business on
     March 10, 2008 based on information from the Issuer.

CUSIP No. 388689 101

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  1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Giovanni Agnelli e C.  S.a.p.az.
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [_]
                                                                        (b) [X]
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  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

     OO
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                                                                            [_]
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  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     ITALY
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  NUMBER OF          7     SOLE VOTING POWER

    SHARES                 34,222,500 Shares (see Item 5)
                  --------------------------------------------------------------
 BENEFICIALLY        8     SHARED VOTING POWER

   OWNED BY                0 Shares
                  --------------------------------------------------------------
     EACH            9     SOLE DISPOSITIVE POWER

  REPORTING                34,222,500 Shares (see Item 5)
                  --------------------------------------------------------------
    PERSON          10     SHARED DISPOSITIVE POWER

     WITH                  0 Shares
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,222,500 Shares (see Item 5)

--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [_]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.1% (1)
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 14  TYPE OF REPORTING PERSON*

     PN
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(1)  Based on 340,425,441 shares outstanding as of the close of business on
     March 10, 2008 based on information from the Issuer.

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D ("Schedule 13D") relates to the shares of common stock, par value $0.01 per share ("Issuer Common Stock"), of Graphic Packaging Holding Company, a Delaware corporation ("GPK" or the "Issuer"). The address of the principal executive office of the Issuer is 814 Livingston Court, Marietta, Georgia 30067.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by: (i) EXOR Group S.A. ("EXOR"); and
(ii) Giovanni Agnelli e C. S.a.p.az. ("GA", and together with EXOR, the "Reporting Persons").

         EXOR is a corporation organized under the laws of Luxembourg. The address of its principal business and principal office is 22-24 Boulevard Royal, L-2449 Luxembourg. The present principal business activity of EXOR is to invest and hold participations in selected industries through substantial direct or indirect equity participations in companies that have a leading position in their respective industries. EXOR is deemed to be controlled, for purposes of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by GA.

         GA is an Italian limited partnership represented by shares. The present principal business activity of GA is to ensure the cohesion and continuity of the management of its controlling interest in EXOR and other investment vehicles. The address of GA's principal business and principal office is via del Carmine 10, presso Simon fiduciaria S.p.a., 10122 Turin, Italy. GA is managed by, and therefore deemed to be controlled by, for purposes of the Exchange Act, its General Partners, Messrs. Tiberto Brandolini d'Adda, Gianluigi Gabetti, John Philip Elkann and Alessandro Giovanni Nasi.

         Attached as Schedule A hereto and incorporated by reference herein is a list of (i) all executive officers and directors of each Reporting Person which is a corporation, (ii) all general partners of each Reporting Person which is a partnership, (iii) all persons controlling any of the foregoing (to the extent not provided herein) and (iv) all executive officers and directors of any corporations ultimately in control of any of the foregoing. Such Schedule A also sets forth the address, principal occupation or employment and, with respect to natural persons, citizenship of each person listed thereon.

         The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

         During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 10, 2008, pursuant to the terms of the Transaction Agreement and Agreement and Plan of Merger, dated as of July 9, 2007 (the "Transaction Agreement"), by and among the Issuer, Graphic Packaging Corporation ("Graphic"), Bluegrass Container Holdings, LLC ("BCH"), TPG Bluegrass IV, L.P. ("TPG IV"), TPG Bluegrass IV-AIV 2, L.P. ("TPG IV-AIV"), TPG Bluegrass V, L.P. ("TPG V"), TPG Bluegrass V-AIV 2, L.P. ("TPG V-AIV"), Field Holdings, Inc. ("Field Holdings"), TPG FOF V-A, L.P. ("FOF V-A"), TPG FOF V-B, L.P. ("FOF V-B"), BCH Management, LLC (together with Field Holdings, TPG IV, TPG IV-AIV, TPG V, TPG V-AIV, FOF V-A, FOF V-B and any transferee of their interests in BCH, the "Sellers") and Giant Merger Sub, Inc. ("Merger Sub"), Merger Sub was merged with and into Graphic, with Graphic surviving as a wholly-owned direct subsidiary of the Issuer (the "Merger"). Prior to the Merger, EXOR held shares of common stock of Graphic ("Graphic Common Stock"), and pursuant to the terms of the Transaction Agreement, at the closing of the Merger, EXOR acquired 34,222,500 shares of Issuer Common Stock, representing approximately 10.1% of the outstanding

Issuer Common Stock. The transactions contemplated by the Transaction Agreement did not require the payment of any cash consideration by the Reporting Persons to acquire Issuer Common Stock.

         The description of the Transaction Agreement contained herein is a summary only, and is qualified in its entirety by the terms of the Transaction Agreement, which is filed as Annex A to the Form S-4 filed by the Issuer on August 31, 2007, which is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

         TRANSACTION AGREEMENT

         In connection with the closing of the Merger, EXOR exchanged all of its shares of Graphic Common Stock into shares of Issuer Common Stock on a one-for-one basis. As of March 10, 2008, EXOR directly owned 34,222,500 shares of Issuer Common Stock representing approximately 10.1% of the outstanding shares of Issuer Common Stock.

         STOCKHOLDERS AGREEMENT

         In connection with the Transaction Agreement, the Issuer, EXOR, the Coors Family Stockholders named therein (the "Coors Family Stockholders"), Clayton, Dubilier & Rice Fund V Limited Partnership (the "CDR Fund"), and certain Sellers (EXOR , the Coors Family Stockholders, the CDR Fund and such Sellers, the "Covered Stockholders") entered into a Stockholders Agreement, dated as of July 9, 2007 that became effective upon completion of the transactions on March 10, 2008 (the "Stockholders Agreement").

         The description of the Stockholders Agreement contained herein is a summary only, and is qualified in its entirety by the terms of the Stockholders Agreement, which is filed as Annex E to the Form S-4 filed by the Issuer on August 31, 2007, which is incorporated herein by reference.

         COMPOSITION OF THE ISSUER'S BOARD OF DIRECTORS. Under the terms of the Stockholders Agreement, the board of directors of the Issuer will initially consist of thirteen members, which will include eight of the nine members of Graphic's board of directors prior to the completion of the transactions contemplated by the Transaction Agreement, classified into three classes. Class I will initially consist of five members, and Classes II and III will each initially consist of four members. The initial term of each class, starting with Class I, will expire at the first, second and third annual meetings of stockholders following the completion of the transactions.

         The Issuer's board of directors presently consists of John R. Miller (Class II), G. Andrea Botta (Class I), Jeffrey H. Coors (Class I), Kevin J. Conway (Class I), Harold R. Logan, Jr. (Class III), David W. Scheible (Class I), John D. Beckett (Class II), Robert W. Tieken (Class III), George V. Bayly (Class
III), Kelvin L. Davis (Class I), Michael G. MacDougall (Class II), Jeffrey Liaw (Class II) and Jack A. Fusco (Class III). G. Andrew Botta is EXOR's designee; Jeffrey H. Coors is the Coors Family Stockholders' designee; and Kevin J. Conway is the CDR Fund's designee. Kelvin L. Davis, Michael G. MacDougall and Jeffrey Liaw are the designees of certain Sellers affiliated with TPG Capital (such Sellers, the "TPG Entities").

         The Stockholders Agreement provides that each of EXOR, the Coors Family Stockholders, the CDR Fund and the TPG Entities will have the right, subject to requirements related to stock ownership, to designate a certain number of individuals for nomination for election to the board of directors of the Issuer as described below. Each of EXOR, the Coors Family Stockholders and the CDR Fund is entitled to designate one individual for nomination for election to the board for so long as each such stockholder owns at least 3% of the fully diluted shares of Issuer Common Stock. The TPG Entities, as a group, are entitled to designate the following number of individuals for nomination for election to the Issuer's board of directors for so long as they meet the requirements related to stock ownership specified below:

         o three individuals for so long as the TPG Entities own at least 20% of the fully diluted shares of Issuer Common Stock in the aggregate;

         o two individuals for so long as the TPG Entities own at least the lesser of (i) 16% of the fully diluted shares of Issuer Common Stock in the aggregate or (ii) the percentage of Issuer Common Stock then held by the Coors Family Stockholders, but not less than 10%; and

         o one individual for so long as the TPG Entities own at least 3% of the fully diluted outstanding shares of Issuer Common Stock.

         In addition, the then serving Chief Executive Officer of the Issuer shall be nominated for election to the board.

         The Stockholders Agreement further provides that each of the other directors, not designated in the manner described above, will be independent directors, designated for nomination by the nominating and corporate governance committee of the Issuer's board of directors. An "independent director" is a director who: (i) is not an officer or employee of the Issuer or any of its affiliates, (ii) is not an officer or employee of any Covered Stockholder or, if such Covered Stockholder is a trust, a direct or indirect beneficiary of such trust and (iii) meets the standards of independence under applicable law and the requirements applicable to companies listed on the New York Stock Exchange.

         TRANSFER RESTRICTIONS. Except for transfers to certain affiliated permitted transferees that agree to be bound by the Stockholders Agreement, the Covered Stockholders are generally restricted from transferring their shares until the expiration of a lock-up period of 180 days after the completion of the transactions. After the expiration of the lock-up period, the Covered Stockholders may transfer their shares:

         o to the Issuer or in a transaction approved by the Issuer's board of directors;

         o   pursuant to a public offering; or

         o pursuant to a transfer made in accordance with Rule 144 of the Securities Act or that is exempt from the registration requirements of the Securities Act, to any person so long as such transferee would not own in excess of 5% of the fully diluted shares of Issuer Common Stock.

         STANDSTILL AGREEMENT. The Covered Stockholders are also subject to standstill provisions that generally restrict the Covered Stockholders from acquiring additional equity securities of the Issuer (or any rights to purchase equity securities) that would increase such Covered Stockholder's beneficial ownership of Issuer Common Stock on a percentage basis greater than the percentage held as of the closing date of the transactions, or otherwise take action to increase such Covered Stockholder's control over the Issuer. These restrictions prohibit the Covered Stockholders from taking the following actions, among other items:

         o acquiring the beneficial ownership of additional equity securities (or the rights to purchase equity securities) of the Issuer, subject to certain exceptions;

         o making or participating in any solicitation of proxies to vote any securities of the Issuer in an election contest;

         o participating in the formation of a group with respect to shares of Issuer Common Stock (except to the extent such group is formed with respect to the Stockholders Agreement or the registration rights agreement);

         o granting any proxy to any person other than the Issuer or its designees to vote at any meeting of the Issuer stockholders;

         o initiating or soliciting stockholders for the approval of one or more stockholder proposals with respect to the Issuer;

         o seeking to place a representative on the Issuer's board of directors, except as contemplated by the Stockholders Agreement;

         o   seeking to publicly call a meeting of the Issuer stockholders;

         o making any public announcement or proposal with respect to any form of business combination involving the Issuer; and

         o disclosing any plan to do any of the foregoing or assist or encouraging any third party to do any of the foregoing.

         Once the TPG Entities transfer Issuer Common Stock such that their aggregate percentage holdings of the outstanding Issuer Common Stock drops below 25%, and then below 15%, respectively, the TPG Entities may not acquire beneficial ownership on a percentage basis of shares greater than 25% or 15%, as the case may be.

         EFFECTIVENESS; TERM OF STOCKHOLDERS AGREEMENT. The Stockholders Agreement will terminate under the following circumstances:

         o   by the unanimous consent of the Issuer and the Covered
Stockholders;

         o with respect to any Covered Stockholder, at such time as such Covered Stockholder holds less than 3% of the fully diluted shares of Issuer Common Stock;

         o except with respect to the standstill provisions, at such time as no more than one of the Covered Stockholders holds more than 3% of the fully diluted shares of Issuer Common Stock;

         o except with respect to the standstill provisions, at such time as approved by each of the Covered Stockholders who holds in excess of 3% of the fully diluted shares of Issuer Common Stock; or

         o upon the fifth anniversary of the effective date of the Stockholders Agreement; provided, however, that the confidentiality provisions of the Stockholders Agreement shall survive for one year following the termination of the Stockholders Agreement.

         Notwithstanding the foregoing, the standstill provisions of the Stockholders Agreement will terminate on the earlier of the date on which the TPG Entities or the Covered Stockholders other than the TPG Entities collectively, beneficially own less than 10% of the fully diluted shares of Issuer Common Stock and the third anniversary of the closing of the transactions; provided, however, that in no event will the standstill provisions of the Stockholders Agreement terminate prior to the second anniversary of the closing of the transactions.

         REGISTRATION RIGHTS AGREEMENT

         In connection with the Transaction Agreement, the Issuer, EXOR, the Coors Family Stockholders named therein, the CDR Fund, Field Holdings, the Sellers and certain stockholders who became party to the agreement entered into a Registration Rights Agreement, dated as of July 9, 2007 that became effective immediately upon the completion of the transactions on March 10, 2008 (the "Registration Rights Agreement").

         The description of the Registration Rights Agreement contained herein is a summary only, and is qualified in its entirety by the terms of the Registration Rights Agreement, which is filed as Annex F to the Form S-4 filed by the Issuer on August 31, 2007, which is incorporated herein by reference.

         DEMAND REGISTRATION RIGHTS. The Registration Rights Agreement provides that 180 days after the completion of the transactions contemplated by the Transaction Agreement, the stockholder parties to the agreement representing 10% of the number of outstanding shares of Issuer Common Stock (for the first two requests) and 5% at all times thereafter (which percentage drops to 3% to the extent the stockholder has held less than 5% for more than 180 days prior to the request), may request on one or more occasions that the Issuer prepare and file a registration statement (including, except as to the initial registration, a shelf registration statement pursuant to Rule 415 under the Securities Act, providing for an offering to be made on a continuous basis, if so requested and if the Issuer is eligible to use Form S-3) relating to the sale of their Issuer Common Stock. Notwithstanding the previous sentence, the first request must be made by at least two of four of EXOR, the Coors Family Stockholders, the CDR Fund, and the TPG Entities, although only one of such four stockholders actually need offer its shares, and the first registration and offering must be a marketed underwritten offering.

         Upon receipt of such a request, the Issuer is required to promptly give written notice of such requested registration to all holders of registrable securities under the Registration Rights Agreement and, thereafter, to use its reasonable best efforts to effect the registration under the Securities Act of all registrable securities which it has been requested to register pursuant to the terms of the Registration Rights Agreement. The Issuer is not required to effect a registration requested by the stockholder parties for 180 days after the effectiveness of the registration statement for the first registration effected pursuant to such a request. In all cases, the Issuer's obligations to register the registrable securities are subject to the minimum and maximum offering size limitations set forth below.

         The stockholder parties have the right to request that any offering requested by them under the Registration Rights Agreement be an underwritten offering. In such case, the requesting stockholder parties holding a majority of shares requested to be included in the registration will have the right to select one or more underwriters to administer the requested offering, subject to approval by the finance committee (described below), which shall not be unreasonably withheld. With respect to the first two requests to effect a registration, the Issuer will not be required to effect such registration if such requests relate to less than 10% of the outstanding shares of Issuer Common Stock. Any request for registration after the first two requests will be subject to a minimum offering size of 5% of the outstanding shares of Issuer Common Stock.

         If the stockholder parties request registration of any of their shares of Issuer Common Stock, the Issuer is required to prepare and file a registration statement with the SEC as soon as possible, and no later than 60 days after receipt of the request (45 days in the case of a Form S-3 registration statement), subject to the right of the Issuer and the finance committee described below to delay such filing. The Issuer is permitted to postpone an offering for a reasonable time period that does not exceed 60 days if the Issuer's board of directors determines that the offering would reasonably be expected to materially adversely affect or materially interfere with a material financing of the Issuer or a material transaction under consideration by the Issuer or would require disclosure of information that has not been, and is not otherwise required to be, disclosed to the public, the premature disclosure of which could materially adversely affect the Issuer, subject to certain limitations. If the Issuer is participating in a sale with other stockholders who have requested registration and the Issuer and holders of a majority of the shares requesting registration determine that the offering should be limited due to market conditions, the Issuer is permitted to include no more than 25% of its shares in the total number of shares of Issuer Common Stock being offered in such offering.

         INCIDENTAL REGISTRATION RIGHTS. In the event that the Issuer proposes to register equity securities, subject to certain limitations, the Issuer is required to promptly give written notice of such proposed registration to all holders of registrable securities. Under certain circumstances, the Issuer will be obligated to include in such registration the securities of such stockholders desiring to sell their Issuer Common Stock. If the Issuer is advised by the managing underwriters (or, in connection with an offering that is not underwritten, by an investment banking firm of nationally recognized standing involved in such offering) that the offering should be limited due to market conditions, securities being sold by the Issuer will have priority in being included in such registration.

         FEES AND EXPENSES. The Issuer is generally obligated to pay the expenses related to such registrations, except in the cases where stockholders requesting registration have refused to proceed with the such registration.

         FINANCE COMMITTEE. Under the terms of the Registration Rights Agreement, the Issuer and the Issuer stockholders party thereto will create a finance committee which will initially consist of two representatives designated by the TPG Entities, the chief executive officer of the Issuer, and one representative of each of EXOR, the Coors Family Stockholders and the CDR Fund. Each party's right to membership on the Finance Committee ends at the same time as its right to nominate members of the Issuer's board of directors ends under the Stockholders Agreement. The finance committee will have the authority to specify reasonable limitations on a registration or offering requested pursuant to the Registration Rights Agreement, including setting the maximum size of the registration or offering, the timing of registration or offering, the underwriters and the plan of distribution. Notwithstanding the foregoing, the finance committee does not have the authority to delay a proposed registration or offering for more than three months, subject to certain further limitations.

         TERMINATION. The Registration Rights Agreement will terminate on the earliest to occur of its termination by unanimous consent of the parties thereto, the date on which no shares of Issuer Common Stock subject to the agreement are outstanding, or the dissolution, liquidation or winding up of the Issuer.

         Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

         In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer; dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities. In addition, the Reporting Persons may engage in discussions with management, the Issuer's board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

         As a result of these activities, and subject to the limitations set forth in the Stockholders Agreement and the Registration Rights Agreement, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer's capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares of the Issuer by members of management, issuance of options to management, or their employment by the Issuer.

         To the knowledge of each Reporting Person, each of the persons listed on Schedule A hereto may make the same evaluation and reserve the same rights.

         Except as described in Items 3 and 6 of this Schedule 13D which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

         Any solicitation of proxies will only be made by way of a definitive proxy statement and a form of proxy. Shareholders are advised to read any proxy statement or other documents related to a solicitation of proxies that may be made by the Reporting Persons. When and if completed, a definitive proxy statement and a form of proxy will be mailed to shareholders of the Issuer and will be available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The information contained on the cover pages to this
Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

                     (i) In connection with the Transaction Agreement, EXOR is the direct beneficial owner of 34,222,500 shares of Issuer Common Stock representing approximately 10.1% of Issuer Common Stock, based on the number of shares outstanding as of the close of the business day on March 10, 2008. Because of its deemed control of EXOR, GA may be deemed to beneficially own all of the Issuer Common Stock owned of record by EXOR.

                     (ii) By virtue of the Stockholders Agreement and the Registration Rights Agreement, the Covered Stockholders may be deemed to be a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As members of the group, each of the Covered Stockholders may be deemed to beneficially own the Issuer

Common Stock beneficially owned by the members of the group as a whole. If deemed a group, the Reporting Persons together with the other Covered Stockholders may be deemed to beneficially own, in the aggregate, 268,821,452 shares of Issuer Common Stock, representing approximately 79.0% of the Issuer Common Stock, based on the number of shares outstanding as of the close of business on March 10, 2008. Each of the Reporting Persons expressly disclaims beneficial ownership of those shares of Issuer Common Stock held by any other member of the group.

                     (iii) Neither the filing of this Schedule 13D nor any of its contents shall be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of Issuer Common Stock other than those which they acquired pursuant to the transactions described herein.

                     (iv) Except as described in subsections (i)-(iii), no other person is a beneficial owner of the Issuer Common Stock in which EXOR has direct beneficial ownership.

         (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

         (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NUMBER               DESCRIPTION OF EXHIBITS
--------------------------------------------------------------------------------
     1. Joint Filing Agreement, dated as of March 20, 2008, by and among the Reporting Persons

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            EXOR GROUP S.A.

                                            By:  /s/ Peter J. Rothenberg
                                                 ------------------------------
                                                 Name:   Peter J. Rothenberg
                                                 Title:  Attorney-in-Fact


                                            GIOVANNI AGNELLI  E  C.  S.A.P.AZ

                                            By:  /s/ Peter J. Rothenberg
                                                 ------------------------------
                                                 Name:   Peter J. Rothenberg
                                                 Title:  Attorney-in-Fact



Dated: March 20, 2008

                                INDEX TO EXHIBITS


EXHIBIT NUMBER               DESCRIPTION OF EXHIBITS
--------------------------------------------------------------------------------
     1. Joint Filing Agreement, dated as of March 20, 2008, by and among the Reporting Persons

                                            SCHEDULE A

                                            POSITION HELD            PRESENT PRINCIPAL
                                               WITH GA                   OCCUPATION
     NAME              ADDRESS              AND/OR EXOR                OR EMPLOYMENT           CITIZENSHIP
------------------------------------------------------------------------------------------------------------
                                                                Chairman of IFI, La Stampa
                                                                and ITEDI, Deputy Chairman
                      Corso                                     and General Partner of GA,
John Philip Elkann    Matteotti 26,    Deputy Chairman and      Deputy Chairman of Fiat and
                      10121 Turin,     General Partner of GA    IFIL, Director of RCS              Italy
                      Italy                                     Mediagroup, Banca Leonardo

                      Corso                                     CEO and General Manager of
                      Matteotti 26,                             IFI, Director of EXOR and
Virgilio Marrone      10121 Turin,     Director of EXOR         FIAT, Member of the Managing       Italy
                      Italy                                     Board of Intesa Sanpaolo

                                                                President of Sequana, General
                      22-24 Blvd.                               Partner of GA, Deputy
Tiberto Brandolini    Royal                                     Chairman of IFIL, Director of
d'Adda                L-2449           General Partner of GA    IFI, Fiat, Vittoria                Italy
                      Luxembourg                                Assicurazioni and SGS SA

                      Corso
                      Matteotti 26,                             Chairman and General Partner
Gianluigi Gabetti     10121 Turin,     Chairman and General     of GA, Director of IFI,
                      Italy            Partner of GA            Chairman of IFIL and Fiat USA      Italy

                      Corso
                      Matteotti 26,
Alessandro Nasi       10121 Turin,
                      Italy            General Partner of GA    General Partner of GA              Italy

                      4, Rue Carlo
Jacques Loesch        Hemmer L-1734
                      Luxembourg       Chairman of EXOR         Chairman of EXOR                Luxembourg

                      19, Ave.
Pierre Martinet       Montaigne                                 CEO of EXOR and IFIL France,
                      75008 Paris      CEO of EXOR              Director of Sequana Capital       France

------------------------------------------------------------------------------------------------------------